UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Opexa Therapeutics, Inc.
(formerly PharmaFrontiers Corp.)
(Name of Issuer)
Common Shares, $0.01 par value per share
(Title of Class of Securities)
7171EN 10 6
(CUSIP Number)
Scott B. Seaman, Executive Director
Albert and Margaret Alkek Foundation
1100 Louisiana, Suite 5250
Houston, Texas 77002
713-652-6601
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 13, 2008 — April 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	7171EN 10 6

1	NAMES OF REPORTING PERSONS Albert and Margaret Alkek Foundation 76-0491186

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		1,618,399 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,618,399 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,618,399 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.999%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes ownership of several warrants and convertible notes held by the reporting person to purchase an aggregate of 715,781 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.	7171EN 10 6

1	NAMES OF REPORTING PERSONS Alkek & Williams Ventures Ltd. 76-0490821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,412,630 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,412,630 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,630 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.507%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes ownership of several warrants and convertible notes held by the reporting person to purchase an aggregate of 996,093 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.	7171EN 10 6

1	NAMES OF REPORTING PERSONS Daniel C. Arnold

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		45,556 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,556 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,556 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.294%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes ownership of two warrants held by the reporting person to purchase an aggregate of 18,899 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.	7171EN 10 6

1	NAMES OF REPORTING PERSONS Joe M. Bailey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		55,000 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,000 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,000 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.355%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes ownership of a warrant held by the reporting person to purchase 5,000 shares of Common Stock of the Issuer.

CUSIP No.	7171EN 10 6

1	NAMES OF REPORTING PERSONS Chaswil, Ltd. 76-0491185

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		1,412,630 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,412,630 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,630 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.507%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes ownership of several warrants and convertible notes held by the reporting person to purchase an aggregate of 996,093 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.	7171EN 10 6

1	NAMES OF REPORTING PERSONS DLD Family Investments, LLC 76-0656566

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		979,354 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		979,354 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

979,354 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes ownership of several warrants and convertible notes held by the reporting person to purchase an aggregate of 586,900 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.	7171EN 10 6

1	NAMES OF REPORTING PERSONS Scott B. Seaman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		184,744 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,412,630 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		184,744 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

1,412,630 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,597,374 shares (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.620%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes ownership of several warrants and director options held by the reporting person to purchase an aggregate of 141,089 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.
(2) Includes ownership of 1,412,630 shares of Common Stock of the Issuer, including several warrants and convertible notes, held by Alkek & Williams Ventures Ltd. See Item 5 of this Schedule 13D/A.

CUSIP No.	7171EN 10 6

1	NAMES OF REPORTING PERSONS Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		979,354 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

979,354 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

979,354 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes ownership of several warrants and convertible notes held by DLD Family Investments, LLC to purchase an aggregate of 586,900 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

All capitalized terms used herein and not otherwise defined shall have the meanings given to them in this Schedule 13D, as amended.
Item 1. Security and Issuer
This Amendment relates to common stock, $0.01 par value per share (the “Common Stock”), of Opexa Therapeutics, Inc., a Texas corporation (formerly PharmaFrontiers Corp.) (the “Issuer”). The Issuer’s principal executive offices are located at 2635 N. Crescent Ridge Drive, The Woodlands, Texas, 77381.
Item 2. Identity and Background
(a) This Amendment is being filed by Albert and Margaret Alkek Foundation (“Foundation”), Alkek & Williams Ventures Ltd., a Texas limited partnership (“Ventures”), Daniel C. Arnold, an individual residing in the State of Texas (“Mr. Arnold”), Joe M. Bailey, an individual residing in the State of Texas (“Mr. Bailey”), Chaswil, Ltd., a Texas limited partnership (“Chaswil”), DLD Family Investments, LLC, a Texas limited liability company (“DLD”), Scott B. Seaman, an individual residing in the State of Texas (“Mr. Seaman”), and Randa Duncan Williams, an individual residing in the State of Texas (“Ms. Williams”) (collectively the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 24, 2006, a copy of which is filed as Exhibit 1 to this Schedule 13D as originally filed.
(b) The mailing address for Mr. Seaman is 1100 Louisiana, Suite 5250, Houston, Texas 77002. The mailing address for Mr. Arnold is 1001 Fannin, Suite 720, Houston, TX 77002-6707. The mailing address for Mr. Bailey is P.O. Box 488, Flatonia, TX 78941.
(c) Except for Chaswil and Ms. Williams, each of the Reporting Persons is a shareholder of the Issuer. Information regarding the directors of Foundation, Ventures and Chaswil is set forth in Annex I to the originally filed Schedule 13D, which is amended hereby.
(d) and (e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the individuals named in Annex I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.
(f) Messrs. Seaman, Arnold and Bailey and Ms. Williams are citizens of the United States of America. The Foundation, Ventures, Chaswil and DLD are organized in the State of Texas.
Item 3. Source and Amount of Funds or Other Consideration
The common stock and other securities purchased by the Reporting Persons were purchased from personal and/or internal funds.
Item 4. Purpose of Transactions
This information set forth below should be read in conjunction with information under Item 4 in the original and prior amendments to this Schedule 13D.
This Amendment primarily relates to shares of Common Stock, Warrants and Convertible Notes of the Issuer acquired by four of the Reporting Persons in two private offerings by the Issuer. The first private offering was of 2,003,874 shares of common stock plus Series F warrants to purchase 2,003,874 shares of Common Stock with an exercise price of $1.78 per share that closed on August 13, 2008. In that offering, the Foundation purchased, at a price of $1.655 per share, 135,951 shares and warrants to purchase 135,951 shares. Ventures purchased, at a price of $1.655 per share, 52,870 shares and warrants to purchase

52,870 shares. Mr. Seaman purchased, at a price of $1.655 per share, 15,105 shares and warrants to purchase 15,105 shares. DLD purchased, at a price of $1.48 per share, 59,121 shares and warrants to purchase 59,121 shares. The second private offering was of approximately $1,300,000 of secured convertible notes convertible into common stock at a price of $0.50 per share, plus Series G warrants to purchase 1,300,000 shares of Common Stock with an exercise price of $0.75 per share that had a final close on May 14, 2009. In that offering, the Foundation purchased $250,000 of the notes convertible into 500,000 shares and warrants to purchase 250,000 shares. Ventures purchased $200,000 of the notes convertible into 400,000 shares and warrants to purchase 200,000 shares. DLD purchased $100,000 of the notes convertible into 200,000 shares and warrants to purchase 100,000 shares. Also, during the period from November 19, 2008 to February 23, 2009, Mr. Bailey sold 10,000 shares of common stock and purchased 50,000 shares of common stock in the public trading market. All of the purchases were made for investment.
Item 5. Interest in Securities of the Issuer
The information set forth below should be read in conjunction with information under Item 5 in the original and prior amendments of this Schedule 13D.
(a) The Foundation is now the beneficial owner of 1,618,399 shares of Common Stock. These shares are comprised of (i) 902,618 shares held of record by the Foundation, (ii) 22,222 shares under Series C warrants exercisable at $30.00 per share, (iii) 250,000 shares under an April, 2006 warrant exercisable at $6.50 per share, all of which have been excluded (See Note 1 appearing at the end of this paragraph), (iv) 250,000 shares underlying Series E warrants exercisable at $2.00 per share, all of which have been excluded (See Note 1), (v) 135,931 shares underlying Series F warrants exercisable at $1.78 per share, all of which have been excluded (See Note 1), (vi) 250,000 shares underlying Series G warrants exercisable at $0.75 per share, 56,441 of which have been excluded (See Note 1), and (vii) 500,000 shares underlying convertible notes with a conversion price of $0.50 per share. This beneficial ownership constitutes 9.999% of the Common Stock. (Note 1: Conversion of these securities are contractually limited such that the Foundation’s beneficial ownership may not exceed 9.999%.)
Ventures is now the beneficial owner of 1,412,630 shares of Common Stock. These shares are comprised of (i) 416,537 shares held of record by Ventures, (ii) 18,223 shares under Series C warrants exercisable at $30.00 per share, (iii) 125,000 shares under an April, 2006 warrant exercisable at $6.50 per share, (iv) 200,000 shares under Series E warrants exercisable at $2.00 per share, (v) 52,870 shares underlying Series F warrants exercisable at $1.78 per share, (vi) 200,000 shares underlying Series G warrants exercisable at $0.75 per share, and (vii) 400,000 shares underlying convertible notes with a conversion price of $0.50 per share. This beneficial ownership constitutes 8.507% of the Common Stock.
Chaswil is deemed to be the beneficial owner of the shares and warrants owned by Ventures since it is the controlling manager of Ventures and possesses voting power and dispositive power over shares owned by Ventures. As stated above, this beneficial ownership constitutes 8.507% of the Common Stock.
Mr. Arnold is the beneficial owner of 45,556 shares of Common Stock. These shares are comprised of (i) 26,667 shares held of record by Mr. Arnold, (ii) 8,889 shares under Series C warrants exercisable at $30.00 per share, and (iii) 10,000 shares under an April, 2006 warrant exercisable at $6.50 per share. This beneficial ownership constitutes 0.294% of the Common Stock.
Mr. Bailey is the beneficial owner of 55,000 shares of Common Stock. These shares are comprised of (i) 50,000 shares held of record by Mr. Bailey and (ii) 5,000 shares under an April, 2006 warrant exercisable at $6.50 per share. This beneficial ownership constitutes 0.355% of the Common Stock.
DLD is the beneficial owner of 979,354 shares of Common Stock. These shares are comprised of (i) 392,454 shares held of record by DLD, (ii) 17,779 shares under Series C warrants exercisable at $30.00 per share, (iii) 110,000 shares under an April, 2006 warrant exercisable at $6.50 per share, (iv) 100,000 shares under Series E warrants exercisable at $2.00 per share, (v) 59,121 shares underlying Series F warrants exercisable at $1.78 per share, (vi) 100,000 shares underlying Series G warrants exercisable at $0.75 per share, and (vii) 200,000 shares underlying convertible notes with a conversion price of $0.50 per share. This beneficial ownership constitutes 6.10% of the Common Stock.

Mr. Seaman is the beneficial owner of 1,597,374 shares. These shares are comprised of (i) 43,655 shares held of record by Mr. Seaman, (ii) 5,334 shares under Series C warrants exercisable at $30.00 per share, (iii) 7,500 shares under an April, 2006 warrant exercisable at $6.50 per share, (iv) 10,000 shares under Series E warrants exercisable at $2.50 per share, (v) 15,105 shares underlying Series F warrants exercisable at $1.78 per share, (vi) 103,150 shares under director stock options exercisable at prices between $0.47 and $9.50 per share, and (vii) 1,412,630 shares beneficially owned by Ventures with respect to which Mr. Seaman possesses shared voting and investment power. This beneficial ownership constitutes 9.999% of the Common Stock.
Ms. Williams is a principal of DLD and may be deemed to have or share voting power and/or investment power with respect to the 979,354 shares of Common Stock beneficially owned by DLD.
Mr. Seaman is a registered principal of Chaswil, which is the investment manager of Ventures, a holder of Issuer securities. As a result of such position, Mr. Seaman has voting power and/or investment power with respect to such securities held by Ventures.
(b) The Reporting Persons and persons deemed to beneficially own shares held, or otherwise beneficially owned, by the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended. The Foundation, Ventures, Chaswil and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g), they are a member of a group with respect to securities of the Issuer held by DLD, Mr. Arnold, Mr. Bailey or Ms. Williams and/or (ii) that they have agreed to act together with DLD, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in this Schedule 13D. Each Reporting Person disclaims beneficial ownership with respect to all other shares of Common Stock other than those securities whereby such Reporting Person possesses sole voting power and sole dispositive power.
(c) Other than as described in Item 4 above, to the best knowledge of the Reporting Persons, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4.
None.
Item 7. Material to Be Filed as Exhibits
The following documents are filed as exhibits:
1. Joint Filing Agreement, dated April 24, 2006 (previously filed).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: December 15, 2009
See Annex I for detailed information for the following persons.

ALBERT AND MARGARET ALKEK FOUNDATION		CHASWIL, LTD.

By:	/S/ Scott B. Seaman	By:	/S/ Charles A. Williams

	Scott B. Seaman		Charles A. Williams
	Executive Director		President

ALKEK & WILLIAMS VENTURES LTD.		DLD FAMILY INVESTMENTS, LLC

By:	/S/ Scott B. Seaman	By:	/S/ Laura Liang

	Scott B. Seaman		Laura Liang
	Attorney in Fact		Vice President

DANIEL C. ARNOLD		SCOTT B. SEAMAN

By:	/S/ Daniel C. Arnold	By:	/S/ Scott B. Seaman

JOE M. BAILEY		RANDA DUNCAN WILLIAMS

By:	/S/ Joe M. Bailey	By:	/S/ Randa Duncan Williams

Annex I
Directors
Following is certain information concerning the directors of Albert and Margaret Alkek Foundation:

(a)	Name:	Bobby R. Alford, MD

	Principal Occupation and	Chancellor
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(b)	Name:	Daniel C. Arnold

	Principal Occupation and	Investments
	Present Employer:	self-employed

	Employer’s Principal	1001 Fannin, Suite 720
	Business Address:	Houston, TX 77002-6707

	Citizenship:	US

(c)	Name:	Joe M. Bailey

	Principal Occupation and	Chairman of the Houston Region
	Present Employer:	Texas Capital Bank

	Employer’s Principal	One Riverway, Suite 2450
	Business Address:	Houston, TX 77056

	Citizenship:	US

(d)	Name:	William T. Butler, MD

	Principal Occupation and	President
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(e)	Name:	Dan B. Jones, MD

	Principal Occupation and	Professor and Chair, Dept. of Ophthalmology
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(f)	Name:	Charles A. Williams

	Principal Occupation and	President
	Present Employer:	Chaswil Ltd

	Employer's Principal	1100 Louisiana St., Suite 5250
	Business Address:	Houston, TX 77002

	Citizenship:	US

(g)	Name:	Margaret V. Williams

	Principal Occupation and	Philanthropist
	Present Employer:	Retired

	Employer's Principal	3315 Del Monte Drive
	Business Address:	Houston, TX 77019

	Citizenship:	US

(h)	Name:	Randa Duncan Williams

	Principal Occupation and	President
	Present Employer:	EPCO, Inc.

	Employer's Principal	1100 Louisiana St., 18th Floor
	Business Address:	Houston, TX 77002

	Citizenship:	US

Following is certain information concerning the sole manager of A & W Ventures GP LLC, the general partner of Alkek & Williams Ventures Ltd.:

	Name:	Charles A. Williams

	Principal Occupation and	President
	Present Employer:	Chaswil Ltd

	Employer's Principal	1100 Louisiana St., Suite 5250
	Business Address:	Houston, TX 77002

	Citizenship:	US

Following is certain information concerning the sole manager of Chaswil Management, L.L.C., the general partner of Chaswil Ltd.:

	Name:	Charles A. Williams

	Principal Occupation and	President
	Present Employer:	Chaswil Ltd

	Employer's Principal	1100 Louisiana St., Suite 5250
	Business Address:	Houston, TX 77002

	Citizenship:	US

15.